Exhibit 99.1

8 May 2006

Mitchells & Butlers plc

Mitchells & Butlers plc acknowledges the announcement by the R20 Consortium on 5 May that they do not intend to make an offer for the Company.

Mitchells & Butlers will continue to pursue its operational and financial strategy. The Board believes that the Company has excellent prospects for organic growth and is well placed to take advantage of consolidation opportunities. The priority remains to maximise value for shareholders.

Mitchells & Butlers will report its interim results on 25 May.

For further information please contact:

Investor Relations:	0121 498 5092
Kate Holligon	kate.holligon@mbplc.com

Media:
James Murgatroyd (Finsbury Group)	0207 251 3801

Citigroup which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to Mitchells & Butlers plc ("Mitchells & Butlers") and no one else in connection with the proposal made to Mitchells & Butlers and will not be responsible to anyone other than Mitchells & Butlers for providing the protections afforded to customers of Citigroup nor for providing advice in relation to the proposal.